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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                     AVIRON
                            (NAME OF SUBJECT COMPANY)

                                     AVIRON
                      (NAME OF PERSON(S) FILING STATEMENT)
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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
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                                   0537 62100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                 C. BOYD CLARKE
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                     AVIRON
                           297 NORTH BERNARDO AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 919-6500

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                                AND COMMUNICATION
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             ----------------------

                                WITH A COPIES TO:

ALAN C. MENDELSON, ESQ.                                FERDRICK W. KANNER, ESQ.
 PETER F. KERMAN, ESQ.                                  RICHARD D. PRITZ, ESQ.
135 COMMONWEALTH DRIVE                                   DEWEY BALLENTINE LLP
 MENOL PARK, CA 94025                                1301 AVENUE OF THE AMERICAS
    (650) 328-4600                                        NEW YORK, NY 10019
                                                            (212) 259-8000

                             ----------------------

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      MEDIMMUNE TO ACQUIRE AVIRON IN EXCHANGE OFFER VALUED AT $1.5 BILLION

   - AVIRON'S FLUMIST(TM) EXPECTED TO STRENGTHEN MEDIMMUNE'S INDUSTRY-LEADING
                       FRANCHISE IN INFECTIOUS DISEASE -

      - MEDIMMUNE PROVIDES PRELIMINARY 2002 GUIDANCE AND FIVE-YEAR GOALS -

Gaithersburg, MD and Mountain View, CA, December 3, 2001 -- MedImmune, Inc. (Nasdaq: MEDI) and Aviron (Nasdaq: AVIR) announced today that they have entered into a definitive merger agreement under which MedImmune will acquire Aviron through an exchange offer and merger transaction. This transaction offers 1.075 MedImmune shares for each Aviron share. Based upon MedImmune's closing price of $44.10 on November 30, 2001, this transaction values Aviron at $47.41 per share, or approximately $1.5 billion, net of cash.

"Our acquisition of Aviron represents an excellent strategic fit and an opportunity to generate substantial growth in the near and long-term," commented David M. Mott, chief executive officer of MedImmune. "We believe that adding FluMist to our existing lead product, Synagis(R) (palivizumab), could enable MedImmune to join the elite group of biotechnology companies that have more than one product with greater than $1 billion in annual sales potential. Aviron also adds vaccine technology that is synergistic with our established platform in infectious disease and immunology. Given our strengths in research and development, manufacturing and regulatory affairs, we are well suited to analyze the FluMist opportunity and enhance Aviron's current efforts to gain final regulatory approval for the product. Our objective, consistent with Aviron's previously stated goal, is to launch FluMist in 2002, which would diversify and expand our revenue base and have the potential to significantly accelerate our revenue and earnings growth rates from 2003 through 2006."

C. Boyd Clarke, chief executive officer and chairman of Aviron, said, "The combination of MedImmune and Aviron creates a premier biotech company with the potential to significantly enhance shareholder value for both companies - beyond what either could achieve on its own. MedImmune has the skills, experience and resources to help us ensure that the commercial potential of FluMist and our other vaccine candidates is maximized. At the same time, our shareholders will have the opportunity to benefit from the continued growth and success of MedImmune's currently marketed products and strong pipeline. Our board has concluded that this transaction is in the best interest of shareholders."

Pursuant to a 1999 agreement, Wyeth-Lederle Vaccines, a division of American Home Products, would co-promote FluMist in the U.S. with Aviron, and would be responsible for distributing the product throughout most of the rest of the world. Aviron is responsible for worldwide manufacturing of the first generation frozen FluMist product, and the companies have shared responsibility for manufacturing the second generation liquid FluMist product. Wyeth will record all sales of the product to end-users and Aviron will record manufacturing revenues, milestones and royalties on Wyeth's sales. MedImmune estimates that its revenues and operating income from FluMist will approximate half of the worldwide end-user sales of the product and half of the overall profitability from the product.

Aviron is a leader in the development of live, attenuated vaccines and, in addition to FluMist, has vaccines for prevention of Epstein-Barr virus, parainfluenza type 3, and cytomegalovirus in clinical development. Earlier stage research programs include vaccines for respiratory syncytial virus and herpes simplex virus.

Under the terms of the agreement, a subsidiary of MedImmune will commence an offer to exchange 1.075 shares of MedImmune common stock for each outstanding Aviron share. The exchange ratio is not subject to a collar. The exchange offer will be followed by a merger to complete the transaction for the same price for all shares not tendered through the exchange offer. The exchange offer will be subject to customary closing conditions, including that at least a majority of Aviron's diluted shares have been tendered, antitrust clearance obtained, and no material adverse change to Aviron. The transaction is expected to be tax free to Aviron shareholders. The transaction is anticipated to close in the first quarter of 2002. The acquisition is expected to be dilutive in 2002, neutral in 2003 and significantly accretive thereafter to cash earnings before amortization of acquisition intangibles and deal costs.

Mr. Mott added, "Aviron's employees and management have done a tremendous job in building the value and capabilities of the company. We look forward to welcoming the Aviron team to MedImmune and working together to build the most successful company in the biotech industry."

ABOUT FLUMIST

FluMist is a live, attenuated virus vaccine delivered as a nasal mist for the prevention of influenza, which was submitted to the U.S. Food and Drug Administration for approval on October 31, 2000. Aviron received a Complete Response Letter from the FDA on August 31, 2001. Aviron expects to file a response to this letter by December 31, 2001 and is working to achieve approval of the product for the 2002 flu season. Approximately 75 million influenza vaccine doses were believed to have been manufactured for use in the U.S. for the 2000/2001 influenza season. Given FluMist's ease of administration, MedImmune believes this already large market has the potential to grow substantially, primarily through expansion in the pediatric and adolescent markets. MedImmune has established end-user sales goals for FluMist of $500 million within three years of launch and $1 billion within five years of launch.
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MEDIMMUNE'S 2002 PRELIMINARY FINANCIAL GUIDANCE AND LONG-TERM GOALS

MedImmune is providing the following forward-looking information as a convenience to investors. The guidance and objectives assume the acquisition of Aviron closes in first quarter 2002. They also assume both the continued growth and success of MedImmune's existing business (primarily including sales of Synagis, Ethyol(R) (amifostine) and CytoGam(R) (cytomegalovirus immune globulin intravenous (human)) and the successful launch of FluMist in the U.S. in third-quarter 2002. The guidance and objectives are based upon numerous assumptions, many of which MedImmune cannot control and which may not develop as MedImmune expects. Consequently, actual results may differ materially from the guidance and objectives described herein. Please refer to the Disclosure Notice below. MedImmune expects to provide updated guidance following the closing of the acquisition and completion of purchase accounting adjustments. Guidance and objectives provided below refer to cash earnings per share which exclude the impact of any in-process R&D writeoffs, amortization of intangibles and other purchase accounting related items, which have yet to be finalized.

FOR THE YEAR ENDING DECEMBER 31, 2002:

Total revenues are projected to reach approximately $900 million and cash earnings per share, excluding transaction related expenses, are expected to be $0.65 to $0.70.

LONG-TERM GOALS

2003 revenues are expected to reach $1.1 billion to $1.25 billion and cash earnings per share are expected to be $1.15 to $1.20. From 2003 - 2006, MedImmune's goal is to achieve compound annual growth in revenues in excess of 25 percent and annual growth in earnings per share of over 30 percent. Achievement of these goals will result in 2006 revenues in excess of $2.1 billion and cash earnings per share in excess of $2.50.

WEBCAST

MedImmune is offering a live webcast of a discussion by MedImmune and Aviron management members regarding this merger today (December 3, 2001) at 9:00 a.m. EST. The webcast may be accessed on MedImmune's website at www.medimmune.com. A replay of the webcast will also be available via our website until midnight December 10, 2001. An audio replay of the webcast will be available beginning at 11 a.m. EST on December 3, 2001 until midnight December 10, 2001 by calling
(719) 457-0820. The passcode for the audio replay is 459628.

ABOUT AVIRON

Aviron is a biopharmaceutical company headquartered in Mountain View, California, focused on prevention of disease through innovative vaccine technologies. The company's product portfolio includes: FluMist(TM), a live virus vaccine delivered as a nasal mist for the prevention of influenza; a live parainfluenza virus type 3 vaccine; a vaccine to prevent Epstein-Barr virus, and a cytomegalovirus vaccine. For more information on Aviron, visit the company's website at www.aviron.com.

ABOUT MEDIMMUNE

MedImmune, Inc. is a fully integrated biotechnology company focused on developing and marketing products that address medical needs in areas such as infectious disease, immune regulation and cancer. Headquartered in Gaithersburg, Maryland, MedImmune has manufacturing facilities in Frederick, Maryland and Nijmegen, the Netherlands. MedImmune markets five products, including:
Synagis(R) (palivizumab), which is marketed for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus in pediatric patients at high risk of RSV disease, which is prominent in the Northern Hemisphere from October through May (see full prescribing information at www.medimmune.com); Ethyol(R), which is marketed for the reduction of both cumulative renal toxicity associated with repeated administration of cisplatin in patients with advanced ovarian cancer or non-small cell lung cancer and moderate to severe xerostomia in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a substantial portion of the parotid (see full prescribing information at www.medimmune.com); and CytoGam(R), which is marketed for the prophylaxis against cytomegalovirus disease associated with transplantation of kidney, lung, liver, pancreas, and heart (see full prescribing information at www.medimmune.com). MedImmune also has six products in various stages of clinical testing for a number of diseases and a several more product candidates in preclinical testing. For more information on MedImmune, visit the company's website at www.medimmune.com.

DISCLOSURE NOTICE: This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that the offer and merger will close or that Aviron will be integrated successfully or without unanticipated costs.

Aviron stockholders and other investors are urged to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be
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read carefully before any decision is made with respect to the offer. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are available for free from the contact persons above.

IMPORTANT INFORMATION

Aviron stockholders and any potential investors in Aviron are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to exchange, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Aviron stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by MedImmune and Aviron with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Aviron stockholders without cost to them from MedImmune and Aviron.